[CASTLEPOINT LOGO]
CASTLEPOINT HOLDINGS, LTD.
Victoria Hall
11 Victoria Street
Hamilton HM 11  Bermuda
Tel. (441) 294-6409

March 20, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

Re:                               CastlePoint Holdings, Ltd. (the “Company”)
Registration Statement on Form S-1
Registration No.  333-139939

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, CastlePoint Holdings, Ltd. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on March 22, 2007 at 3:00 P.M. Eastern Time, or as soon thereafter as may be practicable.

In connection with our submission of this request, we acknowledge that:

•                should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CASTLEPOINT HOLDINGS, LTD.

BY:	/s/ MICHAEL H. LEE
Michael H. Lee
Chief Executive Officer